

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2022

John Noble Harris
Chief Executive Officer
Blackstar Enterprise Group, Inc.
4450 Arapahoe Ave., Suite 100
Boulder, CO 80303

> **Re: Blackstar Enterprise Group, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 11, 2022**
> **File No. 333-257978**

Dear Mr. Harris:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 28, 2021 letter.

Amendment to Form S-1 filed March 11, 2022

General

1. Please revise your disclosure to explain what you mean by "crypto-equity" on first use of the term.

Risk Factors
BlackStar digital equity and digital shares in general may be subject to unique risks..., page 18

2. We note your disclosure under this risk factor heading regarding the risks to digital equity and digital shares that are not associated with paper certificated shares, including electronic transfer errors, electronic systems outages, and cybersecurity threats. Please describe the terms and provisions of your insurance policies covering digital equity

and digital shares including, the amount of coverage, term, termination provisions, renewal options and limitations on coverage. To the extent there are none, please revise your disclosure to so clarify and expand your risk factor disclosure as appropriate.

Item 9

Description of Securities, page 23

3. Please refer to prior comment 3 on whether the Blackstar digital shares are intended to be the same class as the common shares and your response that the shares of common stock being registered herein are not BlackStar Digital Equity and that "BlackStar Digital Equity is merely a digital form of BlackStar common stock equivalent to an existing electronic share, also known as a digital share, that will be traded on the BDTP ^{TM}." Please reconcile your response with your statement on page 31 that you are "building the referenced digital equity trading platform in order to trade BlackStar shares as registered Digital Shares."

4. Please refer to prior comment 4. Please further revise to describe the mechanics of electing to receive BlackStar Digital Equity or transferring paper securities to BlackStar Digital Equity and include a description of any steps holders must take to have their shares traded on the future BlackStar Digital Trading Platform. Please consider using an example for illustrative purposes. Please also include similar disclosure in your summary section.

5. Please refer to prior comment 5. Please provide the requested legal analysis as to why the issuance of BlackStar digital equity will not represent the issuance of a security different from the certificated-paper common stock and an explanation of why a single class of securities may be held in different forms under applicable state law.

Digital Shares, page 27

6. Please advise with a view towards revised disclosure whether and to what extent Blackstar Digital Equity differs from standard book-entry shares and whether and to what extent you intend to tokenize or otherwise use distributed ledger technology to issue Blackstar Digital Equity.

7. You state that your Digital Shares will be "recorded via electronic book-entry through the Deposit and Withdrawal at Custodian ("DWAC") system in digital form and are protected by cryptographic protocols." Please revise to provide a more descriptive explanation of why you reference DWAC given that the system also processes paper certificates, including how the trading platform or Blackstar Digital Equity is compatible with the DWAC system and whether you believe it is compatible with blockchain technology and the basis for that belief.

Item 11. Information with Respect to the Registrant
Description of Business
BlackStar Digital Trading Platform, page 31

8.   Please refer to your disclosures here and throughout that your plan to operate the BlackStar Digital Trading Platform TM relies on your ability to partner with a broker dealer or an alternative trading system. Revise to clarify why the platform itself would not have to be registered as an exchange or ATS. Also, revise to explain what you mean by "partnering" and provide us your legal analysis as to why such "partnering" with a broker-dealer or ATS is sufficient given that the exchange activity appears to be occurring on the platform itself. Lastly, clarify how digital shares will trade on the platform and what would be required to enable shares of other issuers to be traded on the platform.

9.   Please refer to your subsection regulatory challenges on page 32. Please revise to expand the "regulatory challenges" discussion to provide a more detailed explanation of the approvals that will be needed to implement the trading platform, specifically identifying and explaining each regulatory approval as well as the approvals or integrations needed in regards to various regulated entities, such as broker-dealers, DTC and OTC Markets.

Services, page 35

10.   Please expand your disclosure to describe with greater specificity the consulting and compliance services that Crypto Equity Management Corp. intends to provide.

 Please contact Jessica Livingston, Attorney-Advisor, at 202-551-3448 or Sandra Hunter Berkheimer, Legal Branch Chief, at 202-551-3758 with any questions.

                                         Sincerely,

                                         Division of Corporation Finance
                                         Office of Finance

cc: Christen Lambert